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06005512

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR 1 6 2006 209 MAIL PROCESSING SECTION WASH, D.C.

SEC FILE NUMBER
8-53671

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PMB Securities Corp

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

450 Newport Center Drive, Suite 110
(No. and Street)

Newport Beach	CA	92660
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Howard L. Hull 949-467-2266
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

18400 Von Karman	Irving	CA	92612
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
OCT 0 4 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BD

OATH OR AFFIRMATION

I, Howard L. Hull, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PMB Securities Corp., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Howard L. Hull

Signature

Financial & Operational Principal

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California
County of Orange } ss.

On March 10, 2006 (Date) before me, Lisa C. Montgomery, Notary Public (Name and Title of Officer (e.g., "Jane Doe, Notary Public"))
personally appeared Howard L. Hull (Name(s) of Signer(s)),

☐ personally known to me
☒ proved to me on the basis of satisfactory evidence

to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

LISA C. MONTGOMERY
COMM. #1539704
Notary Public-California
ORANGE COUNTY
My Comm. Exp. Dec 30, 2008

WITNESS my hand and official seal.

Li C Montgomery
Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: ____________________

Document Date: ____________________ Number of Pages: __________

Signer(s) Other Than Named Above: ____________________

Capacity(ies) Claimed by Signer

Signer's Name: ____________________

☐ Individual
☐ Corporate Officer — Title(s): ____________________
☐ Partner — ☐ Limited ☐ General
☐ Attorney-in-Fact
☐ Trustee
☐ Guardian or Conservator
☐ Other: ____________________

Signer Is Representing: ____________________

RIGHT THUMBPRINT OF SIGNER
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CONTENTS

Grant Thornton

Accountants and Business Advisors

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
PMB Securities Corporation

We have audited the accompanying statements of financial condition of PMB Securities Corporation as of December 31, 2005 and 2004, and the related statements of operations, stockholder's equity, and cash flows for the years ended December 31, 2005, and 2004 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements and schedule I are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America as established by the Auditing Standards Board of the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PMB Securities Corporation as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years ended December 31, 2005, and 2004, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Irvine, California
February 24, 2006

18400 Von Karman Avenue
Suite 700
Irvine, CA 92612-0513
T 949.553.1600
F 949.553.0168
W www.grantthornton.com

Grant Thornton LLP
US member of Grant Thornton International

PMB Securities Corporation

STATEMENTS OF FINANCIAL CONDITION

	December 31, 2005	December 31, 2004
ASSETS		
Cash and cash equivalents	$ 172,184	$ 242,997
Prepaid expenses	39,975	61,766
Deposits	58,524	98,817
Property and equipment, net	10,610	26,910
Other assets	82,442	3,518
	$ 363,735	$ 434,008
LIABILITIES AND STOCKHOLDER'S EQUITY		
Accounts payable and accrued liabilities	$ 48,980	$ 26,800
Commitments and contingencies (Note E)		
Stockholder's equity:		
Common stock; no par value; 100,000 shares authorized; 2,500 shares issued and outstanding	1,650,000	1,400,000
Accumulated deficit	(1,335,245)	(992,792)
	314,755	407,208
	$ 363,735	$ 434,008

The accompanying notes are an integral part of these statements.

PMB Securities Corporation

STATEMENTS OF OPERATIONS

	Year ended December 31, 2005	Year ended December 31, 2004
Revenues		
Commissions on securities transactions	$ 629,190	$ 438,228
Interest income	8,337	19,979
Total revenues	637,527	458,207
Expenses		
Employee compensation and benefits	696,146	668,736
Data processing	4,556	52,246
Occupancy	175,108	239,515
Professional fees	56,174	35,853
General and administrative	274,727	213,759
Total expenses	1,206,711	1,210,109
Loss before income taxes	(569,184)	(751,902)
Income tax benefit	(226,731)	(297,000)
NET LOSS	$ (342,453)	$ (454,902)

The accompanying notes are an integral part of these statements.

PMB Securities Corporation

STATEMENT OF STOCKHOLDER'S EQUITY

Year ended December 31, 2005 and 2004

	Common Stock, no par			
	Shares Outstanding	Amount	Accumulated deficit	Total Stockholder's Equity
Balances at December 31, 2003	2,500	$ 900,000	$ (537,890)	$ 362,110
Capital contribution	-	500,000	-	500,000
Net loss	-	-	(454,902)	(454,902)
Balances at December 31, 2004	2,500	1,400,000	(992,792)	407,208
Capital contribution	-	250,000	-	250,000
Net loss	-	-	(342,453)	(342,453)
Balances at December 31, 2005	2,500	$ 1,650,000	$ (1,335,245)	$ 314,755

The accompanying notes are an integral part of this statement.

PMB Securities Corporation

STATEMENTS OF CASH FLOWS

	Year ended December 31, 2005	2004
Cash flows from operating activities:		
Net loss	$ (342,453)	$ (454,902)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	19,340	59,577
Changes in assets and liability accounts		
Prepaid expenses	21,792	(7,537)
Deposits	40,293	(72,594)
Other assets	(78,924)	-
Accounts payable and accrued liabilities	22,180	5,800
Net cash used in operating activities	(317,772)	(469,656)
Cash flows from investing activities:		
Purchases of property and equipment	(3,041)	(14,140)
Cash flows from financing activities:		
Capital contribution	250,000	500,000
Net (decrease) increase in cash and cash equivalents	(70,813)	16,204
Cash and cash equivalents at beginning of period	242,997	226,793
Cash and cash equivalents at end of period	$ 172,184	$ 242,997

The accompanying notes are an integral part of these statements.

PMB Securities Corporation

NOTES TO FINANCIAL STATEMENTS

December 31, 2005 and 2004

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

PMB Securities Corporation (the "Company") was incorporated in October 2001 under the laws of the state of California. The Company is a wholly-owned subsidiary of Pacific Mercantile Bancorp (the "Parent").

The Company is an introducing broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD"). All transactions on behalf of customers are cleared on a fully disclosed basis with a clearing broker.

Concentration of Credit Risk

The majority of the Company's customers are residents of the State of California. The concentration of customers in California increases the risk that any adverse economic or other developments that may occur in California may adversely affect the Company's results of operations or financial condition.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash in checking and money market accounts.

Property and Equipment, net

Property and equipment is stated at cost net of accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. The estimated useful lives of fixed assets are estimated to be two to four years.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Revenue Recognition

Commissions on securities transactions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Interest income is recognized on money market accounts as earned. Referral fee income arising from investment advisory services is recognized, as the services are performed pursuant to customer arrangements.

Income Taxes

Pacific Mercantile Bancorp and its subsidiaries, including the Company, have elected to file consolidated federal and combined state income and franchise tax returns. Current income taxes (benefits) are based on the year's taxable income (loss) for federal and state income tax reporting purposes, and are reimbursed to PMB Securities from Pacific Mercantile Bancorp.

Fair Value of Financial Instruments

The Company's financial instruments, including cash and cash equivalents, accounts payable and accrued liabilities are carried at cost, which approximates fair value, due to the relatively short maturity of these instruments.

NOTE B - CONCENTRATION OF CREDIT RISK

The Company currently maintains substantially all of its cash with certain major financial institutions. At times, cash balances may be in excess of the amounts insured by the Federal Deposit Insurance Corporation.

NOTE C - CLEARING AGREEMENTS AND COMMISSIONS RECEIVABLE

On August 19, 2004 the Company entered into an agreement to transfer clearing broker services from First Southwest to National Financial ("National Financial"). The transfer occurred on September 22, 2004. National Financial acts as a clearing broker providing various services on behalf of the Company's customers. These services include execution of orders, preparation of confirmations and reports of activity and settlement of contracts and transactions in securities as well as providing all cashiering functions and constructing and maintaining all prescribed books and records. National Financial is a member of major securities exchanges. The Company is subject to credit risk to the extent that the National Financial may be unable to fulfill its obligation to repay amounts owed to the Company.

On a monthly basis, National Financial remits commissions earned by the Company on securities transactions with customers net of charges for floor brokerage and clearance fees. In connection with this clearing agreement, the Company is required to maintain a minimum interest bearing security deposit of $50,000 at December 31, 2005 and $75,000 at December 31, 2004 with National Financial.

NOTE D - PROPERTY AND EQUIPMENT

Property and equipment consists of the following at December 31:

	2005	2004
Computer equipment and software	$66,353	$ 63,312
Furniture and equipment	70,514	70,514
	136,867	133,826
Less accumulated depreciation	(126,257)	(106,916)
	$10,610	$ 26,910

Depreciation expense totaled $19,340 and $59,577 for the year ended December 31, 2005 and 2004, respectively.

NOTE E - COMMITMENTS AND CONTINGENCIES

The Company's commitments and contingencies include the usual obligations of a registered broker-dealer in the normal course of business. In the opinion of management, such matters are not expected to have a material adverse effect on the Company's financial position or results of operations.

NOTE F - RELATED PARTY TRANSACTIONS

The Company paid the parent company, Pacific Mercantile Bancorp $118,800 and $136,290 for rent for the year ended December 31, 2005 and 2004, respectively. The Company reimbursed the parent company for all other direct expenses paid on its behalf.

The parent company, Pacific Mercantile Bancorp, made a cash contribution of additional capital in the amount of $250,000 in 2005 and $500,000 in 2004 to PMB Securities Corporation.

NOTE G - NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital equal to the greater of $50,000 or 6 2/3% of aggregate indebtedness, as defined.

At December 31, 2005, the Company had net capital of $211,349, which was $166,247 in excess of its required minimum net capital of $50,000. The Company's net capital ratio at December 31, 2005 was .23 to 1.

At December 31, 2004, the Company had net capital of $304,750, which was $254,750 in excess of its required minimum net capital of $50,000. The Company's net capital ratio at December 31, 2004 was 0.09 to 1.

Proprietary accounts held at the clearing broker ("PAIB Assets") are considered allowable assets in the computation pursuant to an agreement between the Company and National Financial, which requires, among other things, for the clearing broker to perform a computation for PAIB Assets similar to the customer reserve computation set forth in SEC Rule 15c3-3.

NOTE H - RESERVE REQUIREMENTS FOR BROKERS OR DEALERS

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph (k)(2(ii) of such Rule) under the Securities Exchange Act of 1934 as an introducing broker or dealer that carries no customers' accounts, promptly transmits all customer funds and delivers all customer securities received to the clearing broker, and does not otherwise hold funds or securities of customers or dealers. Because of such exemption, the Company is not required to prepare a Determination of Reserve Requirements for Brokers or Dealers.

SUPPLEMENTARY INFORMATION

PMB Securities Corporation

SCHEDULE 1

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2005

Net capital		
Total stockholder's equity qualified for net capital	$	314,755
Add:		
Other (deductions) or allowable credits -		
Actual tax liability on nonallowable assets		-
Total capital and allowable subordinated liabilities		314,755
Deductions and/or charges		
Nonallowable assets:		
Prepaid expenses		39,975
Deposits		8,974
Property and equipment, net		10,610
Customer and other receivables		38,949
Net capital before haircuts on securities positions		216,247
Haircuts on securities positions		
A. Money market funds		-
B. Undue concentration		-
Net capital, as defined	$	216,247
Aggregate Indebtedness		
Items included in statement of financial condition:		
Total liabilities	$	48,980
Less: Non-recourse capital lease obligations		-
Total aggregate indebtedness	$	48,980
Computation of Basic Net Capital Requirement		
Minimum dollar net capital required	$	50,000
Minimum net capital required (ratio 15 to 1)	$	3,265
Minimum net capital required	$	50,000
Excess net capital	$	166,247
Excess net capital at 1000 percent	$	211,349
Ratio: Aggregate indebtedness to net capital		0.23

There are no material differences between the above computation and the computation included with the Company's FOCUS IIA Form X-17A-5 for the period ending December 31, 2005.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON
INTERNAL CONTROL REQUIRED BY RULE 17a-5
OF THE SECURITIES AND EXCHANGE COMMISSION

Grant Thornton

Accountants and Business Advisors

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON INTERNAL CONTROL REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
PMB Securities Corporation

In planning and performing our audit of the financial statements and supplemental schedule of PMB Securities Corporation, for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons,

2. Recording of differences required by rule 17a-13 or

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

18400 Von Karman Avenue
Suite 700
Irvine, CA 92612-0513
T 949.553.1600
F 949.553.0168
W www.grantthornton.com

Grant Thornton LLP
US member of Grant Thornton International

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be a material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

Irvine, California
February 24, 2006